UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Hanesbrands Inc.

(Exact name of registrant as specified in its charter)

Maryland	001-32891	20-3552316
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

101 N. Cherry Street Winston-Salem, North Carolina		27101
(Address of principal executive offices)		(Zip Code)

M. Scott Lewis

Chief Financial Officer and Chief Accounting Officer

(336) 519-8080

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Hanesbrands Inc. has filed a Conflict Minerals Report for calendar year 2024 as Exhibit 1.01 hereto. The Conflict Minerals Report is also available at www.HBISustains.com.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANESBRANDS INC.

Date: June 2, 2025	By:	/s/ M. Scott Lewis
	Name:	M. Scott Lewis
	Title:	Chief Financial Officer and Chief Accounting Officer